Exhibit 99.2

Not for release, publication or distribution in or into Australia, Canada or Japan

For immediate release	8 March, 2005

Recommended acquisition of

Marlborough Stirling plc

by

Vertex Data Science Limited

(a wholly-owned subsidiary of United Utilities PLC)

Summary

•	The Directors of Vertex Data Science Limited (“Vertex”) and Marlborough Stirling plc (“Marlborough Stirling” or the “Company”) are pleased to announce that they have reached agreement on the terms of a recommended proposal whereby Vertex will acquire the entire issued and to be issued share capital of Marlborough Stirling other than Marlborough Stirling Shares already owned by the United Utilities Group (if any) (the “Proposal”).

•	The consideration payable under the Proposal will be 42 pence in cash for each Marlborough Stirling Share, valuing the existing issued share capital of Marlborough Stirling at approximately £95.3 million.

•	After accounting for Marlborough Stirling's net cash balance as at 31 December, 2004 and exercisable options, the offer price translates into an enterprise value for Marlborough Stirling of approximately £72.2 million.

•	The Proposal represents:

	–	a premium of approximately 46.1 per cent. to the Closing Price of 28.75 pence for each Marlborough Stirling Share on 7 March, 2005 (the last Business Day prior to the date of this announcement); and

	–	a discount of approximately 5.6 per cent. to the Closing Price of 44.5 pence for each Marlborough Stirling Share on 29 November, 2004 (the last Business Day prior to the announcement by Marlborough Stirling that it was commencing a formal sale process for the Company).

•	The Marlborough Stirling Board unanimously recommends that Marlborough Stirling Shareholders vote in favour of the Scheme, as they have irrevocably undertaken to do themselves in respect of their own beneficial holdings of Marlborough Stirling Shares.

•	The Proposal will be effected by means of a scheme of arrangement under section 425 of the Companies Act 1985, subject to Court and Marlborough Stirling Shareholder approval.

•	Marlborough Stirling Shareholders holding, in aggregate, approximately 58.5 per cent. of the issued share capital of the Company have irrevocably undertaken, or otherwise stated their intention, to vote in favour of the Proposal.

•	The Scheme is expected to become effective in early May 2005.

•	Marlborough Stirling is a provider of outsourcing, transaction-based services and technology to the UK financial services sector. It has three divisions, the largest of which is its life and pensions business, which in 2004 generated turnover of £59.3 million. The division’s business process outsourcing clients include Sun Life Financial of Canada, Royal Liver and Bank of Scotland.

•	Marlborough Stirling’s mortgage division is growing strongly and has clients including Birmingham Midshires, Bradford and Bingley, CIBC, Egg and Northern Rock. In addition, Marlborough Stirling’s Exchange business is the leading supplier of portal services to independent financial intermediaries in the UK, with over 20,000 subscribers.

•	For the year ended 31 December, 2004, the Marlborough Stirling Group’s turnover (including its share of turnover from joint ventures) was £98.8 million on which it generated a loss before tax, amortisation of goodwill and exceptional items of £0.6 million.

•	Vertex has grown significantly in recent years and is now one of the leading business process outsourcers in the United Kingdom. Vertex has a broad client base across the UK utility, local and central government and enterprise sectors, as well as the North American utility sector. Vertex is a wholly-owned subsidiary of United Utilities, a FTSE 100 company.

•	For the year ended 31 March, 2004, as shown in its statutory accounts, Vertex’s turnover was £386.9 million on which it earned profit before tax, amortisation of goodwill and exceptional items of £24.6 million.

•	Vertex views Marlborough Stirling as an attractive platform through which it can enter the business process outsourcing market within the financial services sector, which Vertex considers has significant growth potential. Vertex believes that its core skills of transforming business processes and managing customers are directly relevant to this sector, and that this market exhibits many similar characteristics and growth opportunities to markets in which it already has a strong presence.

•	Vertex believes that Marlborough Stirling’s progress in life and pensions outsourcing has been held back by a lack of scale, and this has led to Marlborough Stirling failing to secure a number of business opportunities. As well as providing additional expertise in business process outsourcing, Vertex believes that it can provide Marlborough Stirling with the stability and financial backing it requires to successfully secure large-scale outsourcing contracts.

•	Based on Marlborough Stirling’s complementary skills, strong client base and IT and software capabilities, Vertex believes that Marlborough Stirling is an excellent fit with its own business. Vertex also believes that, through this acquisition, it will be able to secure significant synergies through the removal of duplication in corporate overheads.

•	Commenting on the Proposal, Tom Drury, Managing Director of Vertex, said today:

“The rationale for this acquisition is that it will provide Vertex with an entry point into the business process outsourcing segment of the financial services market, which we believe offers significant growth opportunities. This is consistent with our approach to date of making bolt-on acquisitions, where appropriate, to unlock significant growth potential in new markets. Once we have achieved such footholds, we then look to grow by securing further contracts.”

•	Commenting on the Proposal, Geoffrey Harrison-Dees, Chairman of Marlborough Stirling, said today:

“This offer is an attractive opportunity for our shareholders to receive cash for their shares at a level which fairly reflects the value of Marlborough Stirling, from a company with the resources to enable it to reach its full potential as well as the ambition to play an important role in the financial services market. The business can look forward to an exciting future as part of a larger group well-positioned to take advantage of the excellent market opportunities available.”

Vertex will be holding a conference call for analysts and investors at 9.15 a.m. today to discuss the Proposal. The dial in number is + 44 (0)20 7162 0181.

A replay of the call will be available for the following seven days, by dialling +44 (0)20 7031 4064, access number: 650186.

Enquiries

Vertex	Tel:	+44 (0)161 493 2200
Tom Drury
John Gittins
Tim Birkett

United Utilities	Tel:	+44 (0)1925 237 033
Simon Bielecki
Evelyn Brodie

Lehman Brothers	Tel:	+44 (0)20 7102 1000
(Financial adviser to United Utilities and Vertex)
Henry Phillips
Stéphane-Rodolphe Lamirel

Marlborough Stirling	Tel:	+44 (0)1242 54 7000
Mike O'Leary
Bob Beveridge

UBS Investment Bank	Tel:	+44 (0)20 7567 8000
(Financial adviser to Marlborough Stirling)
Bill Hutchings

Citigate Dewe Rogerson	Tel:	+44 (0)20 7638 9571
(PR adviser to Marlborough Stirling)
Patrick Toyne-Sewell Toby Mountford

This summary should be read in conjunction with the full text of the attached announcement. The Proposal will be subject to the conditions set out in Appendix I to the full announcement and to the full terms and conditions which will be set out in the Scheme Document.

Appendix II contains the sources and bases of information used in this announcement.

Appendix III contains the definition of certain expressions used in this announcement.

Lehman Brothers is acting for Vertex and United Utilities and no one else in connection with the Proposal and will not be responsible to anyone other than Vertex and United Utilities for providing the protections afforded to clients of Lehman Brothers or for providing advice in connection with the Proposal.

UBS Investment Bank is acting for Marlborough Stirling and no one else in connection with the Proposal and will not be responsible to anyone other than Marlborough Stirling for providing the protections afforded to clients of UBS Investment Bank or for providing advice in connection with the Proposal.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of any vote for approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

The Scheme Document setting out the details of the Proposal, and the Forms of Proxy, will be posted to Marlborough Stirling Shareholders as soon as is reasonably practicable. In deciding whether or not to approve the Scheme, Marlborough Stirling Shareholders should rely only on the information contained, and procedures described, and the terms and conditions set out, in the Scheme Document.

MARLBOROUGH STIRLING SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE SCHEME DOCUMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

This announcement has been prepared for the purpose of complying with the laws of England and Wales and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of a jurisdiction outside England or Wales.

The availability of the Proposal to Marlborough Stirling Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Marlborough Stirling Shareholders who are not so resident should inform themselves about, and observe, such applicable requirements. Furthermore, the release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions.

Your attention is drawn to certain UK dealing disclosure requirements in relation to the Proposal. These disclosure requirements are set out in Rule 8 of the City Code. In particular, Rule 8.3 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of Marlborough Stirling. Relevant securities include Marlborough Stirling Shares, securities of Marlborough Stirling carrying conversion or subscription rights into Marlborough Stirling Shares, options in respect of and derivatives referenced to Marlborough Stirling Shares. In the case of the Proposal, this requirement will apply until the approval of the relevant resolutions at the Court Meeting and EGM.

Disclosure should be made on an appropriate form by not later than 12 noon (London time) on the Business Day following the date of the relevant dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 (0)20 7638 1554). Disclosure Forms and further advice can be obtained from the Panel (tel.: + 44 (0)20 7638 0129).

Not for release, publication or distribution in or into Australia, Canada or Japan

For immediate release	8 March, 2005

Recommended acquisition of

Marlborough Stirling plc

by Vertex Data Science Limited

(a wholly-owned subsidiary of United Utilities PLC)

1.	Introduction

The Directors of Vertex and Marlborough Stirling are pleased to announce that they have reached agreement on the terms of a recommended proposal whereby Vertex will acquire for cash the entire issued and to be issued share capital of Marlborough Stirling other than Marlborough Stirling Shares already held by the United Utilities Group (if any).

The Marlborough Stirling Board unanimously recommends that Marlborough Stirling Shareholders vote in favour of the Scheme.

2.	Summary of the terms of the Proposal

It is intended that the Proposal will be effected by way of a scheme of arrangement of Marlborough Stirling under section 425 of the Companies Act. The purpose of the Scheme is to enable Vertex to acquire the entire issued and to be issued share capital of Marlborough Stirling. Under the terms of the Scheme, the Marlborough Stirling Shares (excluding any Marlborough Stirling Shares held or beneficially owned by any member of the United Utilities Group) will be cancelled and, upon the Scheme becoming effective, Marlborough Stirling Shareholders will receive:

for each Marlborough Stirling Share 42 pence in cash

Upon the Scheme becoming effective, new ordinary shares of 1 pence each in the capital of Marlborough Stirling will be issued to Vertex (or its nominee(s)) whereupon Marlborough Stirling will become a wholly-owned subsidiary of Vertex.

The Proposal values the entire issued share capital of Marlborough Stirling at approximately £95.3 million.

The Proposal represents:

	–	a premium of approximately 46.1 per cent. to the Closing Price of 28.75 pence for each Marlborough Stirling Share on 7 March, 2005 (the last Business Day prior to the date of this announcement); and

	–	a discount of approximately 5.6 per cent. to the Closing Price of 44.5 pence for each Marlborough Stirling Share on 29 November, 2004 (the last Business Day prior to the announcement by Marlborough Stirling that it was commencing a formal sale process for the Company).

Appropriate proposals will be made to participants in the Marlborough Stirling Share Schemes to take account of the effects of the Proposal on their rights and entitlements. These proposals are referred to in paragraph 13 below.

To become effective, the Scheme requires, amongst other things, approval by the necessary majorities at the Court Meeting of the Marlborough Stirling Shareholders present and voting, either in person or by proxy; the passing of the special resolution set out in the notice of EGM; satisfaction or waiver of the other conditions set out in Appendix I of this announcement; and the sanction of the Court at the Court Hearing. The Court Meeting and the EGM and the nature of the approvals required to be given at them are described in more detail in paragraph 11 below. Marlborough Stirling Shareholders are entitled to attend the Court Hearing in person or to be represented at their own expense by counsel to support or oppose the sanctioning of the Scheme.

3.	Recommendation

The Directors of Marlborough Stirling, who have been so advised by UBS Investment Bank, financial advisers to Marlborough Stirling, consider the terms of the Proposal to be fair and reasonable. In providing advice to the Directors of Marlborough Stirling, UBS Investment Bank has taken into account the commercial assessments of the Directors of Marlborough Stirling.

Accordingly, the Directors of Marlborough Stirling believe that the terms of the Proposal are in the best interests of Marlborough Stirling Shareholders as a whole and unanimously recommend Marlborough Stirling Shareholders to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM as they have irrevocably undertaken to do themselves in respect of their own beneficial holdings of Marlborough Stirling Shares (see paragraph 6 below).

4.	Background to and reasons for the recommendation of the Proposal

The last year has been one of significant change for Marlborough Stirling both internally, as the Company successfully re-organised and re-focused its business units, and externally, as Marlborough Stirling reacted to a major shift in the life and pensions market.

Following the appointment of Mike O’Leary as Chief Executive in March 2004, the Company undertook a detailed strategic review of each of its business units, the results of which were announced in September 2004. The review confirmed that there remains a substantial market opportunity for Marlborough Stirling within its existing markets. In particular, the life and pensions outsourcing market is large and expanding rapidly, both in the UK and overseas. However, although Marlborough Stirling has a comprehensive re-engineering proposition based upon intellectual property in change management and its software platform, its scale and financial resources have held it back significantly in winning new business.

Over the last few months, Marlborough Stirling has worked hard to implement a planned transition to a more predictable revenue model for the life and pensions division, focused on outsourcing. The Company has made good progress in developing comprehensive partnership relationships to bid for large contracts and has also taken steps to reduce costs further, including planning to utilise offshore resources where appropriate.

Notwithstanding these positive steps, it became increasingly clear during the latter part of 2004 that the transition programme underway was likely to take longer than expected, as reflected in Marlborough Stirling’s financial results. Although Marlborough Stirling’s pipeline remains good, it remains difficult to predict with confidence the outcome and timing of securing the significant prospects on which the Company is currently working. Accurate forecasting of Marlborough Stirling’s financial results therefore remains challenging which, in turn, impacts negatively on the Company’s credibility when bidding for new business, given Marlborough Stirling’s overall size relative to the value of these potential contracts.

Given this degree of short term uncertainty, the Marlborough Stirling Board concluded that shareholder value was likely to be maximised by pursuing joint ventures or sale processes for some or all of the constituent parts of the Marlborough Stirling Group. Since announcement of this decision on 30 November, 2004, the Company has, with the assistance of UBS, conducted a competitive sale process with an extensive number of potential purchasers, which led to the Proposal from Vertex.

The Marlborough Stirling Board believes that the Proposal offers Marlborough Stirling Shareholders certainty of value at an offer price which balances fairly the significant strategic value that the Marlborough Stirling Group will bring to Vertex’s business, with the risk profile of completing the transition to a more predictable business model on a stand-alone basis.

The cash consideration under the terms of the Proposal represents a premium of approximately 46.1 per cent. over the Closing Price of 28.75 pence for each Marlborough Stirling Share on 7 March, 2005, the Business Day prior to the announcement of the Proposal.

The Marlborough Stirling Board believes that the long term future of Marlborough Stirling, its employees and customers will be best served as part of a larger group and that the Proposal will allow Marlborough Stirling to benefit from Vertex’s outsourcing expertise, financial strength and other support, and will offer an exciting future for Marlborough Stirling’s employees. The Marlborough Stirling Board believes that Vertex’s ownership will enhance Marlborough Stirling’s ability to achieve its objectives to transform the UK's financial services market. The Board remains convinced of Marlborough Stirling’s potential in this rapidly developing market.

In light of the factors set out above, the Marlborough Stirling Directors recommend unanimously that Marlborough Stirling Shareholders vote in favour of the Proposal, as they have irrevocably undertaken to do in respect of their entire beneficial holdings of Marlborough Stirling Shares.

5.	Background to and reasons for the Proposal

Vertex is a leading business process outsourcer that has grown strongly in recent years, increasing sales by approximately 63.4 per cent and operating profits by approximately 95.2 per cent since 2001. The majority of this growth has been organic, with significant contracts secured with utility and public sector clients.

The Proposal is consistent with Vertex's approach to date of making bolt-on acquisitions, where appropriate, to unlock significant growth potential in new markets. For example, in recent years First Revenue Assurance and 7C were acquired to provide Vertex with an entry point into the utility outsourcing market in the United States and an offshoring capability in India.

Vertex views the financial services sector as being an attractive target market with significant growth potential. It believes that its core skills of transforming business processes and managing customer bases are directly relevant to this market. Furthermore it views the financial services sector as exhibiting many similar characteristics and growth opportunities to sectors that it already has a strong presence in.

Currently Vertex does not have a significant presence in this market. Therefore in order to achieve market entry Vertex needs to either develop or acquire a business on which it can build market share. Vertex views Marlborough Stirling as an attractive platform through which it can then grow through the securing of new contract opportunities.

The characteristics of the two businesses, the synergies to be gained from a merger and their complementary visions make Marlborough Stirling and Vertex an excellent fit. Vertex believes that the combination of its scale and expertise together with Marlborough Stirling's knowledge and experience of the financial services sector will provide that market with an attractive outsourcing proposition. Vertex also believes that it will benefit from Marlborough Stirling's IT software and systems development, particularly when looking to secure large scale business process outsourcing contracts.

Vertex and Marlborough Stirling have complementary business models with similar cultures that focus on building long-term customer relationships and improving customer service levels.

In addition Marlborough Stirling’s North American business is a good fit with Vertex’s own business in North America and Vertex’s offshore presence in India and complementary transformational skills will further enhance the Marlborough Stirling offering.

Whilst Marlborough Stirling's mortgage and Exchange businesses continue to develop well, its life and pensions business has been affected by a reduction in demand for stand-alone software and consultancy services. Its outsourcing operations within this business have performed satisfactorily but missed out on a number of large contract opportunities due to Marlborough Stirling's lack of scale.

Vertex believes that there are significant opportunities to grow Marlborough Stirling's life and pensions outsourcing business from its current base. Vertex believes that this business will benefit significantly from Vertex's reputation, financial scale and operational expertise. The United Utilities Group's financial strength and stability will also improve Marlborough Stirling's ability to secure larger, higher value contracts that are more long-term in nature.

6.	Undertakings to vote in favour of the Proposal

Irrevocable undertakings or statements of intent to vote in favour of the Proposal have been received by Vertex in respect of 132,719,079 Marlborough Stirling Shares representing, in aggregate, approximately 58.5 per cent. of the existing issued share capital of Marlborough Stirling. Details of these irrevocable undertakings and statements of intent are as follows:

	(a)	institutional investors have provided voting undertakings in respect of, in aggregate, 70,082,677 Marlborough Stirling Shares, representing approximately 30.9 per cent. of the existing issued share capital of Marlborough Stirling. Voting undertakings from certain institutional investors in respect of 39,280,569 Marlborough Stirling shares will cease to be binding if an offer is made for Marlborough Stirling that exceeds the value of the Proposal by more than 10 per cent. The remaining voting undertakings from institutional investors in respect of 30,802,108 Marlborough Stirling Shares will cease to be binding if an offer is made for Marlborough Stirling that exceeds the value of the Proposal by more than 5 per cent.;

	(b)	a former director has provided a voting undertaking in respect of, in aggregate, 15,755,722 Marlborough Stirling Shares, representing approximately 6.9 per cent. of the existing issued share capital of Marlborough Stirling. The voting undertaking from the former director of Marlborough Stirling in respect of such shareholding will remain binding if an offer is made for Marlborough Stirling that exceeds the value of the Proposal;

	(c)	all of the Directors of Marlborough Stirling who hold beneficial interests in Marlborough Stirling Shares have provided voting undertakings in respect of all of their Marlborough Stirling Shares. The total number of Marlborough Stirling Shares to which these voting undertakings relate is 21,740,425 Marlborough Stirling Shares, representing approximately 9.6 per cent. of the existing issued share capital of Marlborough Stirling. The voting undertakings from the Directors of Marlborough Stirling in respect of such shareholdings will remain binding on them only in their capacity as Marlborough Stirling Shareholders if an offer is made for Marlborough Stirling that exceeds the value of the Proposal; and

	(d)	in addition, certain institutional investors have given non-binding statements of intention to vote in favour of the Proposal in respect of, in aggregate, 25,140,255 Marlborough Stirling Shares, representing approximately 11.1 per cent. of the existing issued share capital of Marlborough Stirling.

All of the irrevocable undertakings referred to in (a) to (c) above also contain undertakings to accept Vertex’s Proposal if Vertex elects, for any reason, to implement the Proposal by way of a takeover offer (within the meaning of section 428 of the Companies Act) rather than by way of the Scheme.

In addition to the circumstances described in paragraphs (a) to (c) above, the voting undertakings will also cease to be binding if the Scheme lapses (except, in the case of all but one of the voting undertakings, if the Scheme lapses in circumstances where Vertex elects, for any reason, to implement the Proposal by way of a takeover offer pursuant to section 428 of the Companies Act instead of the Scheme).

7.	Implementation Deed and Inducement Fee

Vertex and Marlborough Stirling have entered into the Implementation Deed, which governs their relationship during the period until the Scheme becomes effective or the Proposal lapses. Among other things, the parties have agreed to co-operate with regard to the process of implementing the Scheme and the Company has entered into certain undertakings concerning its conduct of business during that period.

The Implementation Deed also contains an exclusivity arrangement with Vertex, binding on Marlborough Stirling and the Marlborough Stirling Group.

Marlborough Stirling has agreed with Vertex that it will, in certain circumstances, pay to Vertex an inducement fee of £950,000 (including VAT, if any, save to the extent such VAT is recoverable by Marlborough Stirling, in which event the inducement fee will be exclusive of VAT) if, before the expiry of the period commencing on the date of this announcement and ending on the date upon which the Proposal either lapses or is not approved by Marlborough Stirling Shareholders at the Court Meeting and the EGM:

(a) the Marlborough Stirling Board (or any committee thereof) at any time withdraws or adversely modifies or qualifies its unanimous recommendation of the Proposal or determines not to implement the Proposal by refusing to put forward the Scheme; or

(b) a third party announces that it is considering making an offer for Marlborough Stirling, and:

(i) that offer (whether implemented by way of takeover offer or scheme of arrangement under section 425 of the Companies Act, whether announced by the third party or any person acting in concert with it, and whether or not recommended by the Marlborough Stirling Board) completes, or becomes effective or becomes or is declared unconditional in all respects; or

(ii) that offer is referred to the competition authorities, lapses or is withdrawn, and the relevant third party makes another offer for Marlborough Stirling which completes or becomes effective or becomes or is declared unconditional in all respects.

The Implementation Deed will terminate (without prejudice to any obligation on Marlborough Stirling to pay the inducement fee) in certain circumstances, including if the Proposal lapses or if the Scheme is not approved at the Court Meeting or the EGM.

8.	Information on the Marlborough Stirling Group

Marlborough Stirling is a provider of outsourcing, transaction-based services and technology to the UK life, pensions and mortgages markets. It delivers a broad range of solutions to mortgage lenders and life and pensions providers for the cost-effective distribution, processing and administration of financial products. Its Exchange subsidiary is the leading supplier of portal services to independent financial intermediaries in the UK. Marlborough Stirling’s clients include most of the UK’s leading life assurance companies, as well as several major overseas providers.

Marlborough Stirling today announced its preliminary results for the year to 31 December, 2004. For this period, Group turnover (including Marlborough Stirling’s share of turnover from joint ventures) was £98.8 million (2003: £114.6 million). Adjusted pre-tax losses (before charges for goodwill amortisation, employee share options, operating exceptionals, income from interests in joint ventures and profit on disposals) and reported pre-tax losses for the year amounted to £0.6 million and £11.0 million respectively (2003: profits of £10.6 million and restated profits of £0.9 million respectively).

9.	Information on Vertex and its financing of the Proposal

Vertex was incorporated in 1996 following the merger of the front and back-offices of North West Water Plc and Norweb Plc. Since its creation it has grown from being a mainly in-house service provider to United Utilities to one of the leading business process outsourcing companies in the UK.

Vertex works closely with clients in the UK utility, public and enterprise sectors, as well as the North American utility sector. Its stated mission is to deliver operational and customer service excellence. Vertex remains a wholly-owned subsidiary of United Utilities, a FTSE 100 company.

Vertex is a growth business with good visibility of income streams based on a diversified portfolio of long-term contracts, which are usually of between three and seven years’ length, across a number of sectors.

Vertex’s head office is in Manchester with approximately 7,000 full-time and temporary employees based in over 30 UK locations covering the North West, Midlands, South East England, Wales and Scotland; and approximately 2,000 employees in its international operations in the USA, Canada and India.

For the year ended 31 March, 2004, Vertex’s turnover was £386.9 million on which it earned profit before tax, amortisation of goodwill and exceptional items of £24.6 million. As at 31 March, 2004, Vertex had net assets of £210.8 million.

It is intended that the funding for the Proposal will be met from the operational cash flows of United Utilities' non-regulated businesses, the cash flows generated from the redeployment of capital within these activities and existing bank facilities available to the United Utilities Group.

10.	Information on United Utilities

The principal activities of the United Utilities Group are managing and operating the regulated electricity distribution, water and wastewater assets in North West England, a region with a population of approximately 7 million.

As well as operating utility assets in the North West of England, the United Utilities Group also owns two support services businesses, United Utilities Contract Solutions Limited and Vertex. These businesses seek to exploit the United Utilities

Group's core skills of infrastructure management and business process outsourcing without either significant further investment or diversification risk.

United Utilities also owns Your Communications, a medium-sized alternative telecommunications provider. Your Communications offers voice, mobile and data services to the public sector and small to medium-sized business customers predominantly in the Midlands and north of England.

United Utilities is a member of the FTSE 100 and employs over 16,000 people. For the year ended 31 March, 2004, United Utilities’ turnover was £2,115.5 million on which it earned profit before tax, amortisation of goodwill and exceptional items of £349.0 million. As at 31 March, 2004, United Utilities had net assets of £3,083.3 million.

11.	Implementation of the Scheme and cancellation of listing

It is intended that the Proposal will be effected by means of a scheme of arrangement between Marlborough Stirling and its shareholders under section 425 of the Companies Act. The procedure involves an application by Marlborough Stirling to Court to sanction the Scheme and confirm the cancellation of all of the existing Marlborough Stirling Shares. In consideration for the cancellation of their Marlborough Stirling Shares, Marlborough Stirling Shareholders will receive cash as outlined in paragraph 2 above. Following implementation of the Scheme, Marlborough Stirling will become a wholly-owned subsidiary of Vertex.

The Scheme will be subject to the conditions in Appendix I to this announcement including approval by Marlborough Stirling Shareholders by the passing of resolution(s) at the Court Meeting(s). These resolutions must be approved by a majority in number of the holders of Marlborough Stirling Shares present and voting, either in person or by proxy, at the Court Meeting(s), representing not less than three-fourths in value of the Marlborough Stirling Shares held by such holders. The Scheme must also be sanctioned by the Court.

In addition, the implementation of the Scheme will require separate approval by the passing of a special resolution at the EGM to:

(a) approve the Scheme and to authorise the Marlborough Stirling Directors to take such action as they consider necessary or appropriate to effect the Scheme;

(b) cancel the existing Marlborough Stirling Shares, increase the authorised share capital of Marlborough Stirling and to approve the issue of new shares of 1 pence each in Marlborough Stirling to Vertex (and/or its nominee(s)) in accordance with the Scheme; and

(c) amend the Marlborough Stirling Articles to ensure that any Marlborough Stirling Shares issued under the Marlborough Stirling Share Schemes will be subject to the Scheme or, if issued following the date on which the Scheme becomes effective, transferred to Vertex on the same terms as under the Scheme.

The EGM will be held directly after the Court Meeting(s).

The Scheme will be subject to the conditions set out in Appendix I and further terms to be set out in the Scheme Document. The Scheme will become effective upon the delivery to the Registrar of Companies of a copy of the Order of the Court sanctioning the Scheme and confirming the related reduction of capital, and the registration of such Order.

If the Scheme becomes effective, it will be binding on all Marlborough Stirling Shareholders irrespective of whether or not they attend or vote in favour of the Scheme at the Court Meeting(s) or in favour of the special resolution to be proposed at the EGM.

It is intended that, following the Scheme becoming effective, and subject to the applicable requirements of the London Stock Exchange, Vertex will procure that Marlborough Stirling will apply to the London Stock Exchange for the Marlborough Stirling Shares to cease trading, and to the UKLA to remove the Marlborough Stirling Shares from the Official List.

12.	Management and employees

The Vertex Board has confirmed to the Marlborough Stirling Board that, on the Scheme becoming effective, the existing contractual employment rights, including accrued pension rights, of all management and employees of the Marlborough Stirling Group will be fully safeguarded.

Upon the Scheme becoming effective, the non-executive Marlborough Stirling Directors will resign from the Marlborough Stirling Board.

13.	Marlborough Stirling Share Schemes

If the Scheme becomes effective, options granted under the Marlborough Stirling Share Schemes will become exercisable (if not already exercisable) in accordance with the rules of the relevant Marlborough Stirling Share Scheme. If not exercised within the specified period in the relevant Marlborough Stirling Share Scheme, the options will lapse. Any shares in Marlborough Stirling issued after the Effective Date upon exercise of the options will be transferred to Vertex (or its nominee(s)) on the same terms as the Scheme. A letter will be sent to participants in the Marlborough Stirling Share Schemes shortly after posting of the Scheme Document, to inform them of the effect of the Proposal on their rights under the Marlborough Stirling Share Schemes and to set out appropriate proposals to be made to the holders of options.

14.	Disclosure of interests in Marlborough Stirling

Save for the irrevocable undertakings summarised in paragraph 6, neither Vertex nor, so far as the Directors of Vertex are aware, any person acting in concert with it owns or controls any Marlborough Stirling Shares or any securities convertible or exchangeable into Marlborough Stirling Shares or any rights to subscribe for or purchase, or options (including traded options) in respect of, or derivatives referenced to, any such shares (“Relevant Marlborough Stirling Securities”) nor does any such person have any arrangement in relation to Relevant Marlborough Stirling Securities. For these purposes, “arrangement” includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Marlborough Stirling Securities which may be an inducement to deal or refrain from dealing in such securities.

15.	Taxation

Information on the tax consequences of the Scheme for Marlborough Stirling Shareholders will be set out in the Scheme Document.

16.	General

The formal documentation setting out the details of the Proposal, including the Scheme Document setting out the procedures to be followed to approve the Scheme, and the Forms of Proxy, will be posted to Marlborough Stirling Shareholders as soon as is reasonably practicable.

The sources and bases for certain information contained in this announcement and the definitions of certain expressions used in this announcement are set out in Appendices II and III.

Enquiries

Vertex	Tel:	+44 (0)161 493 2200
Tom Drury
John Gittins
Tim Birkett

United Utilities	Tel:	+44 (0)1925 237 033
Simon Bielecki
Evelyn Brodie

Lehman Brothers	Tel:	+44 (0)20 7102 1000
(Financial adviser to United Utilities and Vertex)
Henry Phillips
Stéphane-Rodolphe Lamirel

Marlborough Stirling	Tel:	+44 (0)1242 54 7000
Mike O'Leary
Bob Beveridge

UBS Investment Bank	Tel:	+44 (0)20 7567 8000
(Financial adviser to Marlborough Stirling)
Bill Hutchings

Citigate Dewe Rogerson	Tel:	+44 (0)20 7638 9571
(PR adviser to Marlborough Stirling)
Patrick Toyne-Sewell
Toby Mountford

Vertex will be holding a conference call for analysts and investors at 9.15 a.m. today to discuss the recommended proposal to acquire Marlborough Stirling. The dial in number is + 44 (0)20 7162 0181.

A replay of the call will be available for the following 7 days, by dialling +44 (0)20 7031 4064, access number: 650186.

Lehman Brothers is acting for Vertex and United Utilities and no one else in connection with the Proposal and will not be responsible to anyone other than Vertex and United Utilities for providing the protections afforded to clients of Lehman Brothers or for providing advice in connection with the Proposal.

UBS Investment Bank is acting for Marlborough Stirling and no one else in connection with the Proposal and will not be responsible to anyone other than Marlborough Stirling for providing the protections afforded to clients of UBS Investment Bank or for providing advice in connection with the Proposal.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of any vote for approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

The Scheme Document setting out the details of the Proposal, and the Forms of Proxy, will be posted to Marlborough Stirling Shareholders as soon as reasonably practicable. In deciding whether or not to approve the Scheme, Marlborough Stirling Shareholders should rely only on the information contained, and procedures described, and the terms and conditions set out, in the Scheme Document.

MARLBOROUGH STIRLING SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE SCHEME DOCUMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

This announcement has been prepared for the purpose of complying with the laws of England and Wales and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of a jurisdiction outside England or Wales.

The availability of the Proposal to Marlborough Stirling Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Marlborough Stirling Shareholders who are not so resident should inform themselves about, and observe, such applicable requirements. Furthermore, the release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions.

Your attention is drawn to certain UK dealing disclosure requirements in relation to the Proposal. These disclosure requirements are set out in Rule 8 of the City Code. In particular, Rule 8.3 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of Marlborough Stirling. Relevant securities include Marlborough Stirling Shares, securities of Marlborough Stirling carrying conversion or subscription rights into Marlborough Stirling Shares, options in respect of and derivatives referenced to Marlborough Stirling Shares. In the case of the Proposal, this requirement will apply until the approval of the relevant resolutions at the Court Meeting and EGM.

Disclosure should be made on an appropriate form by not later than 12 noon (London time) on the Business Day following the date of the relevant dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 (0)20 7638 1554). Disclosure Forms and further advice can be obtained from the Panel (tel.: + 44 (0)20 7638 0129).

APPENDIX I

Conditions to the Scheme

The Proposal will be conditional upon the Scheme becoming unconditional and becoming effective by no later than 31 July, 2005 or such later date (if any) as Vertex and Marlborough Stirling may agree and the Court may allow.

1.	The Scheme will be subject to the following conditions:

	(a)	the approval by a majority in number representing not less than three-fourths in value of the holders of Marlborough Stirling Shares present and voting, whether in person or by proxy, at the Court Meeting;

	(b)	the special resolution required to approve and implement the Scheme being passed at the EGM; and

	(c)	the sanction (with or without modification (but subject to such modification being acceptable to Vertex and Marlborough Stirling)) of the Scheme and the confirmation of the reduction of capital by the Court, an office copy of the Order being delivered for registration to the Registrar of Companies and registration of the Order confirming the reduction of capital involved in the Scheme with the Registrar of Companies;

2.	Marlborough Stirling and Vertex have agreed that, subject to the provisions of paragraph 3 below, the Proposal is also conditional upon, and accordingly the necessary action to make the Scheme effective will only be taken on, the satisfaction or waiver as referred to below of the following conditions prior to the Scheme being sanctioned by the Court:

	(a)	it being established in terms reasonably satisfactory to Vertex that the Office of Fair Trading in the United Kingdom does not intend to refer the proposed acquisition of Marlborough Stirling by Vertex or any matter arising therefrom to the Competition Commission for investigation and the deadline for appealing such a decision to the Competition Appeals Tribunal having expired or lapsed (as appropriate);

	(b)	the Financial Services Authority giving notice in writing under section 184(1) of FSMA, in terms reasonably satisfactory to Vertex, of its approval in respect of any acquisition of control over (as defined in section 179 of FSMA) any member of the Marlborough Stirling Group which is a UK authorised person (as defined in section 178(4) of FSMA) which would result from the Scheme becoming effective, or being treated as having given its approval by virtue of section 184(2) of FSMA;

	(c)	no government, governmental, quasi-governmental, supranational, statutory or regulatory body, trade agency, association, institution or professional body having responsibility for the regulation or supervision of banking, consumer credit or financial services having:

(i) withdrawn or refused to renew, or threatened to withdraw or to refuse to renew, any licence or permission; or

	(ii)	instituted, implemented, taken or omitted, or threatened to take or to omit, any other action;

the effect of which would be materially and adversely to affect the businesses, assets, prospects or profits of the wider Marlborough Stirling Group, and upon no such licences or permissions terminating or otherwise becoming invalid as a result of the Proposal or its implementation the effect of which would be materially and adversely to affect the businesses, assets, prospects or profits of the wider Marlborough Stirling Group;

(d)	no order or judgment of any court or governmental, statutory or regulatory body having been issued or made prior to the Effective Date occurring, and no legal or regulatory requirements remaining to be satisfied, other than the obtaining of any non-mandatory or post-Effective Date merger control consent, which has the effect of making unlawful or otherwise prohibiting the purchase of Marlborough Stirling by Vertex;

(e)	save as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Marlborough Stirling Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Proposal would or might reasonably be expected to result in:

	(i)	any material moneys borrowed by or any other material indebtedness (actual or contingent) of any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or materially inhibited or being capable of becoming or being withdrawn or materially inhibited;

	(ii)	any such agreement, arrangement, licence, permit or instrument which is material or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any material obligation or liability arising or any action being taken thereunder;

	(iii)	any material assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

	(iv)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any material part of the business, property or assets of any such member;

	(v)	the material rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

	(vi)	the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected to a material extent;

	(vii)	any such member ceasing to be able to carry on business under any name under which it presently does so; or

	(viii)	the creation of any material liability, actual or contingent, by any such member,

and no event having occurred which, under any provision of any material agreement, arrangement, licence, permit or other instrument to which any member of the wider Marlborough Stirling Group is a party or by or to which any such member or any of its material assets may be bound, entitled or subject, would be reasonably likely to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (e);

(f)	no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a “Third Party”) having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to:

	(i)	require, prevent or delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the wider Vertex Group or any member of the wider Marlborough Stirling Group of all or a substantial part of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own their respective assets or properties or any material part thereof;

	(ii)	require, prevent or materially delay the divestiture by any member of the wider Vertex Group of any shares or other securities in Marlborough Stirling;

	(iii)	impose any limitation on, or result in a material delay in, the ability of any member of the wider Vertex Group, directly or indirectly, to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Marlborough Stirling Group or the wider Vertex Group or to exercise management control over any such member;

	(iv)	otherwise adversely affect the business, assets, profits or prospects of any member of the wider Marlborough Stirling Group to a material extent;

	(v)	make the Proposal or its implementation or the acquisition or proposed acquisition by Vertex or any member of the wider Vertex Group of any shares or other securities in, or control of Marlborough Stirling void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise materially interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or materially interfere therewith;

	(vi)	require any member of the wider Vertex Group or the wider Marlborough Stirling Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Marlborough Stirling Group (other than as a result of or in connection with the Proposal) or (as a result of or in connection with the Proposal) the wider Vertex Group owned by any third party;

	(vi)	impose any material limitation on the ability of any member of the wider Marlborough Stirling Group to co-ordinate its business, or any part of it, with the businesses of any other members; or

	(vii)	result in any member of the wider Marlborough Stirling Group ceasing to be able to carry on business under any name under which it presently does so the effect of which is materially detrimental to such member, and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Proposal or the acquisition or proposed acquisition of any Marlborough Stirling Shares having expired, lapsed or been terminated;

(g)	all necessary filings or applications having been made in connection with the Proposal and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Proposal or the acquisition by any member of the wider Vertex Group of any shares or other securities in, or control of, any member of the wider Marlborough Stirling Group and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals deemed necessary or appropriate by Vertex or any member of the wider Vertex Group (in each case, acting reasonably) but including (without limitation to the foregoing) from the Isle of Man Government Insurance and Pensions Authority for or in respect of the Proposal or the proposed acquisition of any shares or other securities in, or control of, any member of the wider Marlborough Stirling Group by any member of the wider Vertex Group having been obtained in terms and in a form reasonably satisfactory to Vertex from all appropriate Third Parties or persons with whom any member of the wider Marlborough Stirling Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals reasonably necessary or appropriate to carry on the business of any member of the wider Marlborough Stirling Group remaining in full force and effect and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Scheme becomes otherwise effective and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(h)	save as Disclosed, no member of the wider Marlborough Stirling Group having, since 31 December, 2004:

	(i)	save as between Marlborough Stirling and wholly-owned subsidiaries of Marlborough Stirling or for Marlborough Stirling Shares issued pursuant to the exercise of options granted under the Marlborough Stirling Share Schemes, issued, authorised or resolved (by way of board or shareholder resolution) to issue any additional shares of any class;

(ii)	save as between Marlborough Stirling and wholly-owned subsidiaries of Marlborough Stirling or for the grant of options under the Marlborough Stirling Share Schemes, issued or agreed to issue or authorised or resolved (by way of board or shareholder resolution) the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii)	other than to another member of the Marlborough Stirling Group, recommended, declared, paid or made or resolved (by way of board or shareholder resolution) to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(iv)	save for intra-Marlborough Stirling Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any material assets or any right, title or interest in any material asset (including shares, trade investments and intellectual property) or authorised or resolved (by way of board or shareholder resolution) or announced any intention to propose any such merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business;

(v)	save for intra-Marlborough Stirling Group transactions, made or authorised or resolved (by way of board or shareholder resolution) or announced an intention to propose any material change in its loan capital;

(vi)	issued, authorised or resolved (by way of board or shareholder resolution) the issue of any debentures or (save for intra-Marlborough Stirling Group transactions or in the ordinary course of business), incurred or increased any material indebtedness or become subject to any material contingent liability;

(vii)	other than in the implementation of the Scheme, purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(viii)	implemented or authorised or resolved (by way of board or shareholder resolution) or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement which is material in the context of that member's business otherwise than in the ordinary course of business or, save in respect of normal salary increases in accordance with past remuneration policy, entered into or changed the terms of any contract with any director or senior executive;

(ix)	entered into or varied or authorised or resolved (by way of board or shareholder resolution) or announced its intention to enter into or vary any material contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or is reasonably likely to be materially restrictive on the businesses of any member of the wider Marlborough Stirling Group or the wider Vertex Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business;

	(x)	(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

	(xi)	waived or compromised any claim material in the context of the wider Marlborough Stirling Group or any material member of the wider Marlborough Stirling Group; or

	(xii)	entered into any material contract, commitment, arrangement or agreement other than in the ordinary course of business or passed any resolution or made any proposal (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition, and, for the purposes of paragraphs (iii),(iv), (v) and (vi) of this condition only, the term “Marlborough Stirling Group” shall mean Marlborough Stirling and its wholly-owned subsidiaries;

(i)	since 31 December, 2004 and save as Disclosed:

	(i)	no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the wider Marlborough Stirling Group;

	(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Marlborough Stirling Group is a party (whether as a plaintiff, defendant or otherwise) and (other than as a result of the Proposal) no investigation by any Third Party against or in respect of any member of the wider Marlborough Stirling Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the wider Marlborough Stirling Group which in any such case might reasonably be expected to materially and adversely affect any member of the wider Marlborough Stirling Group;

	(iii)	no contingent or other liability having arisen which might be reasonably expected to have a material adverse effect on any member of the wider Marlborough Stirling Group; and

	(iv)	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any material licence held by any member of the wider Marlborough Stirling Group which is necessary for the proper carrying on of its business;

(j)	save as Disclosed, Vertex not having discovered:

	(i)	that any financial, business or other information concerning the wider Marlborough Stirling Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider Marlborough Stirling Group is misleading in a material respect, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading in a material respect;

	(ii)	that any member of the wider Marlborough Stirling Group is subject to any material liability (contingent or otherwise) which is not disclosed in the annual report and accounts of Marlborough Stirling for the year ended 31 December, 2003; or

	(iii)	any information which materially affects the import of any information disclosed at any time by or on behalf of any member of the wider Marlborough Stirling Group;

(k)	save as Disclosed, Vertex not having discovered that:

	(i)	any past or present member of the wider Marlborough Stirling Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction, with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any material liability (actual or contingent) on the part of any member of the wider Marlborough Stirling Group; or

	(ii)	there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the wider Marlborough Stirling Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Marlborough Stirling Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction which is material in terms of cost or management time.

For the purposes of these conditions, the “wider Marlborough Stirling Group” means Marlborough Stirling and its subsidiary undertakings, associated undertakings and any other undertaking in which Marlborough Stirling and/or such undertakings (aggregating their interests) have a significant interest and the “wider Vertex Group”

means Vertex and its subsidiary undertakings, associated undertakings and any other undertaking in which Vertex and/or such undertakings (aggregating their interests) have a significant interest and for these purposes “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and “significant interest” means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in that Act) of any undertaking.

3.	Vertex reserves the right to waive (to the extent that it is possible to do so), in whole or in part, all or any of the conditions contained in paragraph 2(a) to (k) in whole or in part. If Vertex is required by the Panel to make an offer for Marlborough Stirling Shares under the provisions of Rule 9 of the City Code, Vertex may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

4.	Vertex reserves the right to elect to implement the Proposal by way of a takeover offer, provided that where reasonably practicable it will consult with Marlborough Stirling prior to making such election. In such event, the Proposal will be implemented on the same terms (subject to appropriate amendments including (without limitation) an acceptance condition set at ninety per cent. of the shares to which the Proposal relates), so far as applicable, as those which would apply to the implementation of the Proposal by means of the Scheme.

5.	The Proposal and the Scheme will be governed by the laws of England and Wales and be subject to the jurisdiction of the courts of England and Wales, to the conditions set out herein and to the provisions of the Scheme Document.